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                              ENVIRITE CORPORATION


                      Supplement Dated January 31, 1996 to
                         Offer to Purchase Outstanding
                             Shares of Common Stock

                         -----------------------------

            THE EXPIRATION DATE FOR THE OFFER AND WITHDRAWAL RIGHTS
              HAS BEEN EXTENDED UNTIL 12:00 MIDNIGHT, PHILADELPHIA
                   TIME, ON FRIDAY, FEBRUARY 16, 1996, UNLESS
             THE OFFER IS FURTHER EXTENDED (THE "EXPIRATION DATE")
                         -----------------------------

Dear Envirite Shareholder:

          This letter modifies and supplements the Company's Offer to Purchase up to $9,500,000 of its outstanding shares of Common Stock, par value $1.00 per share (the "Shares") that was previously mailed to shareholders in December 1995 (the "Offer"). Capitalized terms used and not defined in this Supplement have the meanings set forth in the Offer. This Supplement should be read together with the Offer, Letter of Transmittal and related documents previously delivered to shareholders.

Terms of the Offer; Proration
-----------------------------

          The Company has calculated and determined that the final Purchase Price to be paid to holders of the Company's Shares shall be fixed at $8.33 per Share. The Company has also calculated and determined that the total number of Shares that may be purchased by the Company in the Offer shall be 1,140,000 Shares.

          The terms of the Offer have been further modified to eliminate the requirement that shareholders owning beneficially 250 or fewer Shares must tender 100% of their Shares if they wish to have any of their Shares purchased in the Offer. Such beneficial owners are free to tender any or all of their Shares in the Offer, and may exercise their right to withdraw any Shares which have been tendered until the Expiration Date.

          The Company has extended the Expiration Date of the Offer until 12:00 midnight, Philadelphia time, on February 16, 1996. Accordingly, the Offer will remain open until such Expiration Date giving shareholders additional time to determine whether to tender any untendered Shares or to exercise such holder's right to withdraw previously tendered Shares, all in accordance with the terms of the Offer (as supplemented and modified hereby).
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          The Company may further extend the Expiration Date at any time and from time to time in accordance with the terms of the Offer.


Withdrawal Rights
-----------------

          Shares tendered pursuant to the Offer may be withdrawn at any time prior to the revised Expiration Date of February 16, 1996 and, unless theretofore accepted for payment by the Company, may also be withdrawn after February 22, 1996.


Special Dividend
----------------

          The Company expects that the special cash dividend to be paid to holders of Shares outstanding after completion of the Offer will be approximately $2.65 per Share.


Supplemental Information Regarding Purchase Price and Purpose of the Offer
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          The Offer is being made as part of an overall plan by the Company to distribute $19 million to shareholders in a way designed to meet the needs and desires of the greatest number of shareholders. Shareholders have generally not been able to sell any Shares in the past because the Company is essentially privately owned and there has been no market for its outstanding Shares. Over the years many shareholders, especially those holding fewer Shares, have expressed their desire to sell some or all of the Shares back to the Company and this Offer permits shareholders to sell some or potentially all of their Shares.

          The overall plan of distribution also enables shareholders to receive a special, one-time cash dividend on any Shares they do not sell back to the Company. The Company believes that many shareholders may want to continue as shareholders of the Company to some extent and that the dividend will be of great interest and value to them. The special dividend is also a means of benefitting those shareholders who may wish to sell all of their Shares but are unable to do so because the Offer is over subscribed.

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          The Board carefully evaluated the Offer and the cash dividend in accordance with the standards of the applicable business corporation law, and in the exercise of its business judgment authorized the combined transactions on the terms and conditions described in the disclosure materials accompanying the Offer.

          The calculation of the Purchase Price per Share for the Offer is based upon a valuation methodology commonly used for publicly-owned Environmental Services Companies comparable to the Company. The Board compared the Company with five publicly-owned Environmental Services Companies (Clean Harbors, EnviroSource, Horsehead Resource Development, Philip Environmental and Republic Environmental) and the data shows that the outstanding shares of these five companies were trading at an average multiple of five times Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). Accordingly, the equity market value for each of these public companies was, on average, five times the sum of their EBITDA for the most recent twelve month period. The Company's most recent twelve month EBITDA was calculated at $4,695,000 and this number was multiplied by a factor of 4.5 to arrive at an enterprise market value for the Company of $21,127,500. The factor of 4.5 represents the average EBITDA multiple of five times reduced by a 10% discount for the extra risk inherent in an illiquid security. This discount was considered to be appropriate by the Board for a transaction of this kind based upon its experience and business judgment after considering the factors referred to in the disclosure materials.

          The Enterprise Market Value of $21,127,500 was then (1) reduced by $8 million for the Company's outstanding convertible subordinated debentures and
(2) increased by the $22,500,000 of cash on hand, which together produced an equity market value of $35,627,500. Then, the $35,627,500 was divided by a total of 4,117,934 Shares outstanding to get $8.65 as the value per share for common shareholders assuming none of the Convertible Debentures are converted or stock options exercised. The maximum number of Shares that could be outstanding if all Debentures and options are exchanged for shares, is 5,534,934. In that case, the equity market value for the Company would be the sum of (1) the above enterprise value of $21,127,500 plus (2) the $22,500,000 of cash on hand, plus
(3) $717,000 of cash on hand resulting from the exercise of the stock options, which equals an enterprise value of $44,344,500. This enterprise value, when divided by the 5,534,934 shares then outstanding, results in a per share value of $8.01, the other end of the initial price range. The Company has calculated and determined

                                     - 3 -
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the final Purchase Price and exact number of Shares that can be purchased by the
Company in the Offer using 4,503,184 Shares as the number of Shares outstanding for purposes of the valuation methodology described above. The Company believes that this is a reasonable number to use based upon its recent experience regarding the conversion of Debentures and the exercise of Stock Options.

          Alex. Brown & Sons ("ABS") did not determine the purchase price or provide a fairness opinion in connection with the Offer (or the cash dividend), nor did ABS make any presentation to the Board with respect to the Offer (or the cash dividend). The only service provided by ABS to the Board was to review the valuation methodology and confirm that the valuation method used by the Board in connection with the Offer is widely used and generally recognized by the financial community as a fair and reasonable basis for determining values of Environmental Services Companies comparable to the Company.

          The Offer was approved unanimously by the Company's eight Board members, six of whom are nonemployees. The Board of Directors did not retain an "unaffiliated representative" for the purpose of determining the final Purchase Price or the fairness of the Offer because the Board believes that the cost and expense associated with hiring such a representative outweighed the benefit, if any, of having an outside firm prepare a report for such purpose given the overall voluntary character of the transaction as a distribution to shareholders.

          In making its determination that the Offer is fair to shareholders, the Board considered (a) the current lack of liquidity for the Shares and the fact that there has never been any trading market for the Shares since the inception of the Company, (b) the desire expressed by shareholders from time to time to have an opportunity to sell their shares, (c) the fact that the valuation methodology used to determine the Purchase Price is widely used and generally recognized by the financial community as a fair and reasonable basis for determining a value for the Company's Shares, and (d) that by splitting the $19 million available for distribution between the Offer and the special dividend, the Company could meet the needs and desires of the greatest number of shareholders. The Board also considered the Company's overall performance and prospects for growth and was also aware that the final Purchase Price exceeded substantially the net book value and liquidation value of the Company, however no calculation of the exact liquidation value was prepared. The Board did not find it practicable to, and did

                                     - 4 -
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not, quantify or otherwise ascribe any relative weights to the factors it considered. Neither the Company nor the Board received any report, opinion or appraisal from any third party stating or setting forth the value of the Company or the Shares or that the Purchase Price is fair to shareholders.

          Except as stated herein or in the materials previously mailed to shareholders, the Board did not explicitly consider having a majority of the unaffiliated shareholders approve the transaction because it did not believe such approval would be meaningful where all shareholders are given the same opportunity to participate in the Offer.

Requests for Assistance
-----------------------

          Questions and requests for assistance or for additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Company at the address or numbers set forth below:

          Attention:  Geoffrey Stengel,Jr. or Robert E. Croner
                      Envirite Corporation
                      Suite 250
                      620 West Germantown Pike
                      Plymouth Meeting, PA  19462
                      Toll free telephone (voice mail): (800) 816-1747
                      Telephone:  (610) 828-8655 (Ext. 221 or 208)
                      Fax: (610) 828-8892
                      Internet: ssteng@envirite.ccmail.compuserve.com

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